UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Stock, par value Ps.1.00 per share

American Depositary Shares, each representing 25 shares of Common Stock

(Title of Class of Securities)

697660207

(CUSIP Number)

March 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 697660207

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 1,631,320 American Depositary Shares (representing Common Shares)
	7	Sole dispositive power. 0
	8	Shared dispositive power. 1,631,320 American Depositary Shares (representing Common Shares)
9	Aggregate amount beneficially owned by each reporting person. 1,631,320 American Depositary Shares (representing Common Shares)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.4% of the Common Shares*
12	Type of reporting person CO

*	Based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 1,631,320 American Depositary Shares (representing Common Shares)
	7	Sole dispositive power. 0
	8	Shared dispositive power. 1,631,320 American Depositary Shares (representing Common Shares)
9	Aggregate amount beneficially owned by each reporting person. 1,631,320 American Depositary Shares (representing Common Shares)
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.4% of the Common Shares*
12	Type of reporting person IN

*	Based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015. Each ADS represents 25 Common Shares.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on February 8, 2016 (the “Original 13G Filing”) by Labmex International S.À R.L., Braslyn Ltd. (“Braslyn”) and Joe Lewis. This Amendment No. 1 is being filed jointly by Braslyn and Joe Lewis. The Original 13G Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original 13G Filing.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Braslyn and Joe Lewis beneficially own 1,631,320 ADS, which is equivalent to 40,783,000 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Braslyn and Joe Lewis represent 2.4%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Braslyn and Joe Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Braslyn and Joe Lewis have shared voting power with respect to the 1,631,320 ADS, which is equivalent to 40,783,000 Common Shares, they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Braslyn and Joe Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Braslyn and Joe Lewis have shared dispositive power with respect to the 1,631,320 ADS, which is equivalent to 40,783,000 Common Shares.

* Braslyn and Joe Lewis may be deemed to beneficially own 1,631,320 ADS, which is equivalent to 40,783,000 Common Shares, which represent approximately 2.4% of the Issuer’s outstanding Common Shares (based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015). Joe Lewis has shared voting and dispositive power with regard to the Common Shares owned by Braslyn.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Braslyn has the right to receive dividends and the proceeds from the sale of the Common Shares held by Braslyn. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(d)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated February 8, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on February 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2016

BRASLYN LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually